FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
dated August 19, 2016
BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)
BrasilAgro – Brazilian Agricultural Real Estate Company
U(Translation of Registrant’s Name)1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil
U(Address of principal executive offices) Julio Cesar de Toledo Piza Neto,
Chief Executive Officer and Investor Relations Officer,
Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com
1309 Av. Brigadeiro Faria Lima, 5th floor
São Paulo, São Paulo 01452-002, Brazil
U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ⌧   Form 40-F ☐▪
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ⌧▪
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas
Publicly-Held Company
Corporate Taxpayer's ID (CNPJ): 07.628.528/0001-59
Company Registry (NIRE): 35.300.326.237

Resignation of Chief Executive Officer

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (“Company”), in accordance with Art. 157, paragraph 4 of Law No. 6,404/76 and in accordance with CVM Instruction No. 358/02, hereby informs its shareholders and the public in general that Mr. Julio Toledo Piza delivered at the Board of Directors Meeting held on August 18, 2016, his resignation as Chief Executive Officer and Investor Relation Officer of the Company.

During the same act, the Board of Directors appointed Mr. André Guillaumon and Mr. Gustavo Javier Lopez as Chief Executive Officer and Investor Relation Officer, respectively. In this way, Mr. André Guillaumon will cumulate the roles of Chief Executive Officer and Chief Operating Officer and Mr. Gustavo Javier Lopez will cumulate the roles of Chief Administrative Officer and Investor Relation Officer.

The Board of Directors expresses its most profound thanks to Mr. Julio Toledo Piza for his dedication to BrasilAgro during his 8 years working as Chief Executive Officer and Investor Relation Officer, recognizing the contributions and significant results achieved. The Board wishes Mr. Julio success in his future professional endeavors.

Mr. André Guillaumon began his career at BrasilAgro in 2007, having acted as Chief Operating Officer. Holds a bachelor’s degree in Agricultural Engineering from the Escola Superior de Agricultura Luiz de Queiroz (ESALQ) of the Universidade de São Paulo, Mr. André consolidated his professional career at Fertibrás S.A., where he worked directly in preparing and implementing fertilizer production and sales strategies.

Mr. Gustavo Lopez participated at the BrasilAgro foundation in 2006, having acted as Chief Administrative Officer. Began his career at Cresud in 1999, passing through other companies of the group, having acted with budget and account roles. He received an accounting degree from the Universidad de Buenos Aires.

São Paulo, August 19, 2016.

Gustavo Javier Lopez
Chief Administrative Officer & IRO

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 19, 2016.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: August 19 2016.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer